Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

Note: This filing consists of a transcript of a video provided by Computer Sciences Corporation to Computer Sciences Corporation employees.

Mike Nefkens & Mike Lawrie Video Transcript
September 8, 2016
[START RECORDING]
MIKE LAWRIE: Well, hello, everyone. We’re speaking to you from Plano, Texas, where we’ve just completed our second summit with CSC and HPE-ES. And I must say, we’ve made a lot of progress. Mike and I have been in all the sessions the last couple of days. The enthusiasm is fantastic. And, as you know, we’re really beginning to now flesh out all of the integration activities which will be critical as we create our new company after March.
But before we get into a little dialog here, I just wanted to paint the context of, again, what we’re trying to accomplish. We’ve set a very clean, simple strategy for Newco, which is we want to be the number-one independent services company in the world in terms of the best place to work for all of our colleagues around the world, a tremendous value investment for our customers in terms of the capability and the value that we can deliver for them as they progress in their digital transformations, value for our investors because we want this to be a great investment for the financial community, and also a great company to partner with for all of our partners as they try to help take their technologies, their solutions, their capabilities to market. So a very simple, clear vision of what we want to try to create and what we stand for over time.
And, as you know, we’ve broken this whole integration effort up into a series of work streams like our build work stream, our go-to-market work stream, finance, HR, etc., and that’s what we’ve been doing is doing all the planning around the integration so we’re ready to go day one once this merger is completed. And, as I said, made a lot of progress here. This is the second of five summits that we’ll be a conducting between now and when we actually consummate the merger.
So, Mike, I know you’ve attended most of the sessions, some together, some of them separately, but just tremendous enthusiasm.
MIKE NEFKENS: Yes. It’s really exciting. It’s a really exciting time. I think the first session we had the teams were just getting to know each other, and now the second session, I mean, the teams are operating as one team, and they’re there focused on working out interdependencies. They’re focused on bringing the best of both companies together, so, and that’s what I’m so excited about, because we want to make sure that one plus one equals three. And if you take a look at the teams just openly and honestly talking about, you know, how we do at ES and how we do it at CSC and then picking the best process, making a decision and going forward, it’s something like I’ve never seen before.
And, as you know, Mike, I mean, pulling the lens all the way back, we’ve been busy with this for about three months now, and Mike and I have been out on the road talking to customers and, you know, it’s a complex transaction. But once you explain it to our customers they understand the value.

MIKE LAWRIE: Absolutely.
MIKE NEFKENS: And what they’re seeing as well as our employees understand that at least on the ES side, being part of a pure play, being, you know, part of a company where services is first has got people excited. And I am just pleasantly surprised by, you know, the people in the hallways telling me, “Hey, let’s go get this done.” People at our clients excited about it. And, you know, I think, I think we’re off to a great start.
MIKE LAWRIE: Just the progress that’s been made from July, you can see the teams coming together, and the commonality between the two organizations is what struck, what struck me. And I also want to thank everyone. You know, we just completed a cultural survey and this is very important to understand how people currently define the cultures in both companies today but, more importantly, what do we want the company Newco to stand for in terms of its values. And one of the outcomes, which really surprised me a little bit in a very positive way, it is most everyone from CSC and HPE ES define the culture very similarly. But more importantly, almost 100 percent overlap in terms of what they want the company to stand for as we move forward as a new company. So I thought that was also very encouraging.
MIKE NEFKENS: No, I agree and, you know, it’s funny because we saw, you and I saw it in the survey and then we came together here yesterday and you see it.
MIKE LAWRIE: You can see it. You could see it.
MIKE NEFKENS: You see it, so it’s not only written. You see it in the way the teams are working together. And again, for me it just gives me even more, you know, confidence that what we’re doing is the right move here.
MIKE LAWRIE: So, listen. We’ll continue to communicate very openly about the progress we’re making and all the work items. We’re purposely trying not to involve everyone in this process because it’s very important that we continue to deliver against our customers’ expectations the balance of this fiscal year and also keep our eye absolutely on the ball in helping our clients move forward with their various agendas.
But I think, I think there’s a lot to really be excited about. We see it coming together. A lot of hard work yet to do. Whenever you do a complex transaction like this and you try to put this together there’s a lot of hard work, but your colleagues that are involved in this process are really dedicated to it. They’re making good progress and I feel even more conviction about the power of this combination after the second summit than I did the first summit. So I think we’ve got a lot to look forward to and a lot to really be very, very excited about.
MIKE NEFKENS: We have come out of the gate so strong. It’s just two separate teams that have come together and, as you said, I’m more confident now than ever before that this is going to be a winning combination for our employees, our customers and our shareholders.
[END RECORDING]

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.
This communication is not a solicitation of a proxy from any investor or security holder. However, CSC, Hewlett Packard Enterprise, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of CSC in respect of the proposed transaction under the rules of the SEC. Information regarding CSC’s directors and executive officers is available in CSC’s 2016 Annual Report on Form 10-K filed with the SEC on June 14, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on June 24, 2016. Information regarding Hewlett Packard Enterprise’s directors and executive officers is available in Hewlett Packard Enterprise’s 2015 Annual Report on Form 10-K filed with the SEC on December 17, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on February 12, 2016. These documents as well as other documents filed by CSC, Hewlett Packard Enterprise or Spinco with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
All statements in this presentation that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside the Company’s control. Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction announced above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Enterprise Services. For a written description of risk factors that could cause actual results in CSC’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in CSC’s Form 10-K for the fiscal year ended April 1, 2016. and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.